f2o, an Innovative Proposal that allows you to Own a Sports Club and get profit

f2o Sports Corporation (Fan 2 Owner Sports), a global fan owned company founded in the heart of Silicon Valley, California, comes to change the outdated model of sports franchise ownership, by turning sports fans of the world into true owners of the game.

This innovative and disruptive proposal is a new form of financing for clubs and a great opportunity for anyone in the world who wants to invest and own a club. Being able to benefit financially from the growth of the club due to the performance of its stocks.

f2o comes from the athletic fields of Stanford University where a group of founders set out to decentralize, digitize, and globalize centuries of monopolization within the sports industry. Allowing any fan to become an owner in all sports and in all parts of the world.

In order to do so f2o Sports is launching a U.S. SEC regulated stock offering on a global scale to raise capital for the purchase of Sports Franchises. Year one focus is targeted on a La Liga soccer club in Spain.

The f2o shares will be available from a minimum ticket of USD50, and the purchase process will be compliant with SEC filings focused on transparency and consumer data security.

By simply entering the f2o online dashboard, fans from around the world will be able to purchase the f2o regulated stock offering and become shareholders for the year one club purchase.

As shareholders fans will have many benefits not limited to but including:

- The ability to trade their f2o Stock on Secondary Markets.
- Equity in the f20 club purchase with potential long term exit strategy.
- Participation in Dividends at the club level.
- Voting Rates never seen before at the club level.
- Digital Access to behind the scenes footage from anywhere in the world.
- Exclusive Merchandising opportunities.
- Match Day Stadium Benefits.

In stage one, fans will be able to enter a waiting list that will notify them of when the f2o regulated stock will be available. Early adopters will have incentives to sign up and f2o will provide rewards to members at different levels with everything from referral credits, f2o merchandise, to time with the founders depending on the level of investment.

Wolfgang Müller, Founder & CEO of f2o Sports explains, "*The archaic model of sports ownership has not changed in centuries and the fans are LITERALLY the ones paying the price. It's time for sports ownership to evolve with a Global 3.0*

approach and f2o Sports is committed to decentralizing the old ways of sports management and putting the industry on notice that the fans are about to take back the game."

Today the old model of sport franchise ownership still exists and has not changed for centuries. The top 1% made up of millionaires and billionaires own, operate, and profit from the sports teams they have purchased while the fans continue to pay for the unprecedented meteoric rise in their beloved clubs´valuation.

"*It's time to change this, and f2o, give us the opportunity to do it*", exclaimed Michael Wright, cofounder and Former NPSL Professional Soccer Player.

f2o Sports was born out of a necessity to offer something never seen before in the history of sports. allowing the digitization and globalization of fan ownership.
In addition, f2o will provide shareholders with behind the scenes access to the club, players, coaches, and staff for consumption through a unique digital online dashboard.

About f2o Sports

f2o Sports (fan 2 owner) is a global fan owned company founded in the heart of Silicon Valley, California, with the purpose to change the outdated model of sports franchise ownership, by turning sports fans of the world into true owners of the game.

This innovative and disruptive proposal comes from the athletic fields of Stanford University where a group of founders set out to decentralize, digitize, and globalize centuries of monopolization within the sports industry. Allowing any fan to become an owner in all sports and in all parts of the world.

As shareholders fans will have many benefits not limited to but including:

- The ability to trade their f2o Stock on Secondary Markets
- Equity in the f20 club purchase with potential long term exit strategy
- Participation in Dividends at the club level
- Voting Rates never seen before at the club level
- Digital Access to behind the scenes footage from anywhere in the world
- Exclusive Merchandising opportunities
- Match Day Stadium Benefits

f2o Sports decentralizes access and offers sports fans around the world a once-in-a-lifetime opportunity to Own the Game.

—-

<u>Spanish version - Change the quotes</u>

f2o, an Innovative Proposal that allows you to Own a Sports Club and get profit

f2o Sports Corporation (Fan 2 Owner Sports), a global fan owned company founded in the heart of Silicon Valley, California, comes to change the outdated model of sports franchise ownership, by turning sports fans of the world into true owners of the game.

This innovative and disruptive proposal is a new form of financing for clubs and a great opportunity for anyone in the world who wants to invest and own a club. Being able to benefit financially from the growth of the club due to the performance of its stocks.

f2o comes from the athletic fields of Stanford University where a group of founders set out to decentralize, digitize, and globalize centuries of monopolization within the sports industry. Allowing any fan to become an owner in all sports and in all parts of the world.

In order to do so f2o Sports is launching a U.S. SEC regulated stock offering on a global scale to raise capital for the purchase of Sports Franchises. Year one focus is targeted on a La Liga soccer club in Spain.

The f2o shares will be available from a minimum ticket of USD50, and the purchase process will be compliant with SEC filings focused on transparency and consumer data security.

By simply entering the f2o online dashboard, fans from around the world will be able to purchase the f2o regulated stock offering and become shareholders for the year one club purchase.

As shareholders fans will have many benefits not limited to but including:

- The ability to trade their f2o Stock on Secondary Markets.
- Equity in the f20 club purchase with potential long term exit strategy.
- Participation in Dividends at the club level.
- Voting Rates never seen before at the club level.
- Digital Access to behind the scenes footage from anywhere in the world.
- Exclusive Merchandising opportunities.
- Match Day Stadium Benefits.

In stage one, fans will be able to enter a waiting list that will notify them of when the f2o regulated stock will be available. Early adopters will have incentives to sign up and f2o will provide rewards to members at different levels with everything from referral credits, f2o merchandise, to time with the founders depending on the level of investment.

Wolfgang Müller, Founder & CEO of f2o Sports explains, "*The archaic model of sports ownership has not changed in centuries and the fans are LITERALLY the ones paying the price. It's time for sports ownership to evolve with a Global 3.0 approach and f2o Sports is committed to decentralizing the old ways of sports management and putting the industry on notice that the fans are about to take back the game*."

Today the old model of sport franchise ownership still exists and has not changed for centuries. The top 1% made up of millionaires and billionaires own, operate, and profit from the sports teams they have purchased while the fans continue to pay for the unprecedented meteoric rise in their beloved clubs´valuation.

***"We have created an amazing and ambitious challenge to decentralize the sports industry and offer to the fans the possibility of becoming an owner and participating in profits",* described Andrés Fleischer, co-founder at f2o Sports and Managing Partner of Ripio ventures.**

"f2o propose a real CHANGE. Impact on society, changing the rules of the game. While others reach the surface, we get to the heart of the sport you love. We offer the fan the possibility that he can really enter the sports industry. We guarantee access to the decisions that really make a difference", described Stefano Angeli, cofounder at f2o Sports and CEO at neobank Utoppia.

f2o Sports was born out of a necessity to offer something never seen before in the history of sports. allowing the digitization and globalization of fan ownership.
In addition, f2o will provide shareholders with behind the scenes access to the club, players, coaches, and staff for consumption through a unique digital online dashboard.

About f2o Sports

f2o Sports (fan 2 owner) is a global fan owned company founded in the heart of Silicon Valley, California, with the purpose to change the outdated model of sports franchise ownership, by turning sports fans of the world into true owners of the game.

This innovative and disruptive proposal comes from the athletic fields of Stanford University where a group of founders set out to decentralize, digitize, and globalize centuries of monopolization within the sports industry. Allowing any fan to become an owner in all sports and in all parts of the world.

As shareholders fans will have many benefits not limited to but including:

- The ability to trade their f2o Stock on Secondary Markets
- Equity in the f20 club purchase with potential long term exit strategy
- Participation in Dividends at the club level
- Voting Rates never seen before at the club level
- Digital Access to behind the scenes footage from anywhere in the world
- Exclusive Merchandising opportunities
- Match Day Stadium Benefits

f2o Sports decentralizes access and offers sports fans around the world a once-in-a-lifetime opportunity to Own the Game.

—--

Portuguese Version

f2o Sports Corporation (Fan 2 Owner Sports), a global fan owned company founded in the heart of Silicon Valley, California, comes to change the outdated model of sports franchise ownership, by turning sports fans of the world into true owners of the game.

This innovative and disruptive proposal is a new form of financing for clubs and a great opportunity for anyone in the world who wants to invest and own a club. Being able to benefit financially from the growth of the club due to the performance of its stocks.

f2o comes from the athletic fields of Stanford University where a group of founders set out to decentralize, digitize, and globalize centuries of monopolization within the sports industry. Allowing any fan to become an owner in all sports and in all parts of the world.

In order to do so f2o Sports is launching a U.S. SEC regulated stock offering on a global scale to raise capital for the purchase of Sports Franchises. Year one focus is targeted on a La Liga soccer club in Spain.

The f2o shares will be available from a minimum ticket of USD50, and the purchase process will be compliant with SEC filings focused on transparency and consumer data security.

By simply entering the f2o online dashboard, fans from around the world will be able to purchase the f2o regulated stock offering and become shareholders for the year one club purchase.

As shareholders fans will have many benefits not limited to but including:

- The ability to trade their f2o Stock on Secondary Markets.
- Equity in the f20 club purchase with potential long term exit strategy.
- Participation in Dividends at the club level.
- Voting Rates never seen before at the club level.
- Digital Access to behind the scenes footage from anywhere in the world.
- Exclusive Merchandising opportunities.
- Match Day Stadium Benefits.

In stage one, fans will be able to enter a waiting list that will notify them of when the f2o regulated stock will be available. Early adopters will have incentives to sign up and f2o will provide rewards to members at different levels with everything from referral credits, f2o merchandise, to time with the founders depending on the level of investment.

Wolfgang Müller, Founder & CEO of f2o Sports explains, "*The archaic model of sports ownership has not changed in centuries and the fans are LITERALLY the ones paying the price. It's time for sports ownership to evolve with a Global 3.0 approach and f2o Sports is committed to decentralizing the old ways of sports management and putting the industry on notice that the fans are about to take back the game*."

Today the old model of sport franchise ownership still exists and has not changed for centuries. The top 1% made up of millionaires and billionaires own, operate, and profit from the sports teams they have purchased while the fans continue to pay for the unprecedented meteoric rise in their beloved clubs´valuation.

"The engagement that this project makes possible is amazing. f2o is a great opportunity for fans to be more engaged and more present. We are creating an extremely positive circle between the fans, the players and the clubs", described Leo Learth, SW Development Advisor at f2o Sport.

f2o Sports was born out of a necessity to offer something never seen before in the history of sports. allowing the digitization and globalization of fan ownership.
In addition, f2o will provide shareholders with behind the scenes access to the club, players, coaches, and staff for consumption through a unique digital online dashboard.

About f2o Sports

f2o Sports (fan 2 owner) is a global fan owned company founded in the heart of Silicon Valley, California, with the purpose to change the outdated model of sports franchise ownership, by turning sports fans of the world into true owners of the game.

This innovative and disruptive proposal comes from the athletic fields of Stanford University where a group of founders set out to decentralize, digitize, and globalize centuries of monopolization within the sports industry. Allowing any fan to become an owner in all sports and in all parts of the world.

As shareholders fans will have many benefits not limited to but including:
- The ability to trade their f2o Stock on Secondary Markets
- Equity in the f20 club purchase with potential long term exit strategy
- Participation in Dividends at the club level
- Voting Rates never seen before at the club level
- Digital Access to behind the scenes footage from anywhere in the world
- Exclusive Merchandising opportunities
- Match Day Stadium Benefits

f2o Sports decentralizes access and offers sports fans around the world a once-in-a-lifetime opportunity to Own the Game.